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jcummins@sidley.com
(212) 839-5374	FOUNDED 1866

July 28, 2009

Mr. Tom Kluck

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:	PennyMac Mortgage Investment Trust
Amendment Nos. 2 and 3 to the Registration Statement
on Form S-11 (File No. 333-159460)

Dear Mr. Kluck:

On behalf of PennyMac Mortgage Investment Trust, a Maryland real estate investment trust (“Company”), we hereby electronically transmit pursuant to Regulation S-T Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-11 (File No. 333-159460) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”), which has been marked to indicate changes from Amendment Nos. 2 and 3 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on July 16, 2009 and July 24, 2009, respectively.

This letter responds to the comments of the staff of the Division of Corporation Finance received by letter, dated July 27, 2009, relating to the Registration Statement.

We have discussed the staff’s comments with representatives of the Company.  Your numbered comments are set forth below in italics, with our response immediately following.  Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).

General

1.                                       Please note that only the names of the lead or managing underwriters should appear on the cover page.  Please confirm that you will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.

Response:  The Company confirms that it will not include the names of the underwriters in the syndicate on the cover page of the Prospectus.

Mr. Tom Kluck

Securities and Exchange Commission

July 28, 2009

Our Manager and its Operating Platform, page 2

2.                                       We note your added disclosure in the first paragraph.  Please explain what you mean by “called or reserved to be called.”

Response:  The referenced disclosure has been revised on page 2 and elsewhere in the Prospectus where appropriate to explain what is meant by “called or reserved to be called” in response to the staff’s comment.

Customized operational platform designed to maximize the value of each loan, page 5

3.                                       Please explain how your program is “highly scalable.”

Response:  The referenced disclosure has been revised on page 5 and elsewhere in the Prospectus where appropriate to explain how the Company’s operational platform is “highly scalable” in response to the staff’s comment.

4.                                       We note your revised disclosure that “[w]e believe that the operational infrastructure that PennyMac has built, together with its management expertise..  provides it with a competitive advantage over new entities seeking to compete in the market for distressed residential loans and mortgage-related assets.”  This assertion appears to be overly broad.  Please revise to provide a reasonable basis for the statement or remove.

Response:  The referenced disclosure has been revised on page 5 and elsewhere in the Prospectus where appropriate to narrow the above-referenced assertion and to provide a reasonable basis for such assertion in response to the staff’s comment.

Access to investment opportunities, page 5

5.                                       We note your additional disclosure relating to the Pennymac funds recent agreement to purchase approximately $170 million of mortgage backed certificates.  Please tell us whether your policies would permit the private Pennymac funds to transfer assets to you.  If you have included this disclosure only to serve as an example of your sourcing capabilities, please move this disclosure out of the summary section.

Response:  The Company notes that it has not adopted any policies that would permit the PennyMac funds to transfer assets to the Company.  The Company further notes that the referenced disclosure had been included only to serve as an example of PennyMac’s sourcing capabilities.  As a result, in response to the staff’s comment, the referenced disclosure has been deleted from page 5.

We depend upon PLS to provide primary servicing and special servicing.., page 27

6.                                       We note your disclosure that PLS will be entitled to receive an origination fee of 1.0% of the unpaid principal balance of the loan plus $750.  Please include such disclosure in your fee table on page 14.

Response:  The referenced disclosure has been added to page 16 in response to the staff’s comment.

Alignment of interests among PCM, our management and our investors, page 94

7.                                       Please disclose the “specific limited exceptions” to the lockup agreements.

Response:  The referenced disclosure has been revised on page 95 and elsewhere in the Prospectus where appropriate to describe the exceptions to the lockup agreements in response to the staff’s comment.

Table III, page 107

8.                                       We note your response to our prior comment 1. You state that you have omitted certain line items related to federal income tax results because the PennyMac funds have not yet filed tax returns for their first year of operations.  Please revise Table III in accordance with Guide 5 to disclose taxable income and tax data per $1,000 invested, along with disclosure, as appropriate, as to the source of the data and whether the data is subject to adjustment based on finalization of the related tax returns.

Response:  The referenced line items and a related footnote have been added to Table III on page 107 in response to the staff’s comment.

Our Manager and the Management Agreement, page 115

9.                                       Please disclose Ms. Johnson’s experience from 2006-2008.

Response:  The referenced disclosure has been revised on page 118 in response to the staff’s comment.

Conditional Payment of the Underwriting Discount, page 140

10.                                 Refer to the last sentence on page 141.  Please clarify to what “standards” you are referring.

Response:  The referenced disclosure has been revised on page 141 to clarify the standards to which the Company was referring in response to the staff’s comment.

Taxation of Our Company, page 160

11.                                 We note that you intend to elect to be taxed as a REIT commencing with your taxable year ending December 31, 2009.  Please revise the description of the tax opinion to clarify that counsel has opined on your REIT status commencing with the same taxable year.

Response:  The referenced disclosure has been revised on page 160 in response to the staff’s comment.

Amendment No. 3 to S-11, filed on July 24, 2009

Exhibit 10.4

12.                                 We note that the Flow servicing agreement between Pennymac Operating Partnership L.P. and Pennymac Loan Services LLC, filed as Exhibit 10.4, does not include Exhibits 1-10.  Please tell us why you have not included these exhibits.  Refer to Item 601 of Regulation S-K.

Response:  The Company has refiled the Flow Servicing Agreement, including all exhibits thereto, as Exhibit 10.4 to Amendment No. 4.

*              *              *              *              *

We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the staff’s comments.  Please direct any further communications relating to this filing to the undersigned at (212) 839-5374 or Edward J. Fine at (212) 839-5395.

Very truly yours,

/s/ J. Gerard Cummins
J. Gerard Cummins

cc:                                 Jonathan Wiggins, Securities and Exchange Commission
Jessica Barberich, Securities and Exchange Commission
Angela McHale, Securities and Exchange Commission
Jeff Grogin, PennyMac Mortgage Investment Trust
Patrick S. Brown, Sullivan & Cromwell LLP